SmartCard Marketing Systems Inc.

20C Trolley Square

Wilmington, DE 19806

November 16, 2022

Via Edgar

Nicholas Nalbantian, Attorney Adviser

Office of Trade & Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	SmartCard Marketing Systems Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted November 1, 2022
CIK No. 0000900475

Mr. Nalbantian:

The following responses address the comments of the Staff (the “Staff”) as set forth in your letter dated November 10, 2022 (the “Comment Letter”) relating to the above-referenced Amendment No. 2 to Registration Statement on Form S-1 filed November 1, 2022 (the “S-1”) by SmartCard Marketing Systems Inc., a Delaware corporation (the “Company”). The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

Amendment No. 2 to Draft Registration Statement on Form S-1 submitted November 1, 2022, 2022

XPay Worldwide Overview, page 13

1.	We note your response to comment 1 and revised disclosure. Please augment your introductory paragraph before the table to explain what the table represents. As one example only, your new disclosure states “The column on the right specifies the methods of contact for card payments.” However, reading the chart itself the second column seems to be a description of each license/certification rather than a method of contact for card payments. Please also draft your disclosure in a manner to avoid industry terms or jargon so a reader not familiar with your industry can understand your disclosure such as your reference to “Terminal Management Host Switch,” which is not defined.

Response

We have revised the S-1 to augment our introductory paragraph before the table to explain what the table represents, accordingly.

General

2.	We note you response to comment 3 and your disclosure of gross profit on page 84 and F-15. It appears that your gross profit is not computed with a fully-burdened cost of revenues. Please remove your disclosure of gross profit, or tell us why it is appropriate.

Response

We have revised the S-1 to remove the (i) “gross margin” line items from the tables on pages 84 and F-15, and (ii) sections referencing “gross margin” on pages 84 and 85, accordingly.

***

The Company hereby acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact our attorney, Evan Costaldo, at 212-709-8333 if you have any questions or comments. Thank you.

Very truly yours,

/s/ Massimo Barone

Massimo Barone, CEO and Chairman